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April 9, 2007	Barcelona Brussels Chicago Frankfurt Hamburg Hong Kong London Los Angeles Madrid Milan Moscow Munich	New Jersey New York Northern Virginia Orange County Paris San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

File No. 042856-0006
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Orexigen Therapeutics, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed April 9, 2007 No. 333-139496
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter dated February 20, 2007 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of Orexigen Therapeutics, Inc. (“Orexigen” or the “Company”) as set forth below. Simultaneously with the filing of this letter, Orexigen is submitting (by EDGAR) Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.
     Orexigen’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Orexigen ’s response for each item below.

April 9, 2007

Form S-1 Amendment No. 2
Balance Sheets, page F-3
1.	Please disclose on the face of this statement the aggregate liquidation preference of the “Series C convertible preferred stock.” Refer to paragraph 6 of SFAS 129.
Orexigen’s Response: Orexigen has revised the Amendment in accordance with the Staff’s comment. Please refer to the revision on page F-3 of the Amendment.
* * *
     Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours, /s/ Cheston J. Larson Cheston J. Larson of LATHAM & WATKINS LLP

Enclosures

cc:	Song Brandon, Esq. U.S. Securities and Exchange Commission
Michael Reedich, Esq. U.S. Securities and Exchange Commission
Gary D. Tollefson, Orexigen Therapeutics, Inc. (w/out enclosures)
Graham Cooper, Orexigen Therapeutics, Inc. (w/out enclosures)
Charles K. Ruck, Esq., Latham & Watkins LLP (w/out enclosures)
Elise M. Adams, Esq., Blank Rome LLP (w/out enclosures)